Filed by Solstice Advanced Materials Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Element Solutions Inc

(Commission File No. 001-36272)

The following is a transcript from a Solstice Advanced Materials Inc. (“Solstice”) employee town hall held on July 7, 2026 in connection with the proposed transaction between Solstice and Element Solutions Inc (“Element Solutions”).

Jason Clifford:

We have some exciting information to share with you today about our the milestone transaction that we announced yesterday.

But just as a reminder up front, so today’s town hall is going to include what’s known as forward-looking statements. These are predictions or projections about what may happen in the future, commonly using communications like this to give shareholders a sense of the company’s outlook. Because some of the materials contain predictions, they are not guarantees and should not be understood as such. Actual results may differ due to risks and uncertainties. With that said, we’re eager to share with you what the transaction involves. And after the presentation, we’ll open things up to your questions. So with that, I’m going to turn it over to David.

David Sewell:

Great. Thank you so much, Jason. And hello to everybody. Thank you for joining us on a short notice. Obviously, we made a transformational announcement yesterday. And what we did is we announced and signed a definitive agreement to acquire Element Solutions, which is a separate publicly traded company.

So Element Solutions is a global specialty technology company. Over 70% of their business is in advanced electronics. The remaining part of their business are in specialty industrial end markets, which make up such as surface treatments. They have an oil and gas business. But the attractiveness to the acquisition was really about their advanced electronics business.

And we’ll talk a little bit about why we’re so excited about it, why we did this now, and we’ll talk about what the future looks like, as well as some immediate reactions from the public markets.

So as we move forward, one thing I do want to emphasize as kind of it’s business as usual. So there’s no immediate changes to roles or responsibilities. We’re going to continue to deliver for our customers and our shareholders. After we close, which we expect to be in the first half of 2027, we will integrate the companies and really become a stronger organization.

Over the next several weeks, we will start to do integration work. On our side, though, on things we are legally able to do to prepare for the integration. We will be announcing an integration leader. We will have work streams by businesses and functions. And so we’ll have a very detailed playbook. We’ll also want to make sure we blend the two cultures well together. So it’ll be a very thoughtful process to ensure that on day one, we are just ready to go.

But really, the overlying goal of the acquisition was really to strengthen the vision we had for our portfolio.

If you recall, when we spun out and became a newly independent company, we really talked about the areas that we really wanted to accelerate our growth. And actually, one of the top areas to do that was in advanced electronics. We just believe we are at the very beginning stages of explosive growth through the next decade. We’re seeing it in our sputtering targets business. We’re doubling the size of that plant as we speak. We’re trying to accelerate the speed in which we do that. And the amount of projects we have on new customer solutions to co-innovate with just kept getting bigger and bigger and bigger. And the opportunity to become one of the leading advanced electronics materials solutions provider was just too attractive to pass up. Because now, and we’ll talk a little bit about this, we will be positioned on all aspects of the cycle. To really capture this explosive growth trend and really be, one of the leading solutions provider in the world. So it’s really an attractive time.

Everybody knows what’s happening with AI, everybody knows what’s happening with data centers, and now we are part of a company that is at the forefront of material technology in this exciting space. So we’ll talk a little bit more about that. But wanted to just talk to you about why we were so excited to add this to our portfolio.

If you move to the next slide, let me just kind of tell you a little bit about Element Solutions. This was their 2025, profile. And they are just on, they were just under $3 billion of sales. Obviously, that’ll probably creep up over $3 billion for 2026. Their adjusted EBITDA is $609 million. They have 5,200 employees. And what’s great about this, and I’m going to have Simon and Eric talk a little bit about this, is many of those are field technical specialists that are on our customers’ production lines that are also doing very specific formulations in local facilities. And that is a very attractive aspect of our global reach and solution. So we’ll talk about that.

Like Solstice, they have great innovation. They have over 2,600 patents, with some incredibly exciting technology that is, in the early stages of being commercialized that we think could be disruptive and game-changing technology. You can see their margin profile, and we see this, as margin expansion opportunity, for us, which, what we can talk about as well. And you can see the number of customers. They have a very diverse customer base, which also gives a tremendous amount of cross-selling opportunities as we expand in that space.

Just a couple of their of their key business drivers. Like our advanced electronics business, it’s very specification-driven, and the capabilities for quality and yield improvement is paramount of which that local formulation really gives them a competitive advantage. They are truly tied to the customer. Their customer intimacy is, we think, the best in the advanced materials space because of their local technical service, their local ability to solve complex challenges in the entire chip cycle. And one other piece that was very attractive is, it’s a capital light, high-return model, meaning there’s not a heavy CapEx involvement. They have one large capital project that is in regards to their Kuprion technology, which we just think is going to be game-changing technology in the marketplace with strong patent protections. But this allows us a lot of cash flexibility.

So after we pay down, you know, the debt over the next, 18 months it continues to allow us to reinvest in things like our next generation YF molecules, electrolytes, our nuclear business, and so on down the road. So, it also generates more cash for other investments, so we are very excited about that.

I won’t go through all of the sub-segments in the bottom, but I would just highlight on the electronics side, on the left side of the business, which is the 73% of revenue. Simon is going to talk about this. We are now in the complete cycle of semiconductor materials. We are now on the front end, we’re on the back end.

Micromax is a, is a recent acquisition, that they’ve made that adds to their, suite of products. So, really exciting, electronics portfolio that’s really gonna round out what we can bring to our customers.

And then on the right, you can see the industrial businesses that they have. I would just highlight their industrial solutions business would be their largest. It’s their surface treatment businesses. But they have a very interesting energy solutions business. That is highly profitable, so that’s actually a very, interesting, part of their portfolio. And one in which we see tremendous, synergistic opportunity is on their EFC Gases business. This is a business… a company that…you know, we know extremely well, and we think there is a multitude of areas where we can continue to expand this gases business, whether it’s in electronics, whether it’s in space and satellite, wherever it may be, but this is a really, really exciting business. So, it’s really a business that we think is gonna fit right in with the innovation of Solstice.

So, when you look at our combined company on the next slide. This, using our 2025 financial profile, will be, just under $7 billion in sales. Obviously, with 2026 sales projections, as well as the acquisitions they’ve made, we’re going to be closer to $8 billion in revenue. You could see the strong margin profile, and the difference is they do have a lot of metals in their solution. So when you take out the pass-through metals in their accounting, which they’ve started doing this year, that’s where you get that margin evolution. So this now gives us, you know, just greater revenue. It gives us, even a stronger margin profile. And, and look at that innovation. We’re gonna have 8,300 patents, around the world.

If you look at the markets now in which we have, we’re finalizing how we’re going to be structured in reporting. But right now, you know, if you look at the 3 businesses we would have. We would have our refrigerants business, we’d have a standalone electronics business, and then the remaining 23% of the business would be in the specialty category. This will also allow us to streamline how we report. And it gives us, you know, part of our journey is also bringing less complexity to the external markets, and this will be a nice first step for us to do that.

We’re also gonna be much more global. So, the global aspect of our business, you can see we’re… I think we’re about 60% in the U.S. market today. That really moves out to the rest of the world. And, obviously with electronics, we’ll have a larger exposure to Asian markets, where a lot of this technology is happening today. So truly a global company with a very strong financial profile, and then, you know, as soon as we pay down our debt profile, which will be within 18 months. The free cash flow we’re gonna be able to provide is really gonna allow us to reinvest in our businesses, to ensure we keep that leading competitive edge.

So if you move on to the next slide. We really believe that we are at the very early innings of a generational opportunity. The demand for advanced computing and data centers is truly unprecedented. There is a new critical infrastructure that’s being established with these growth rates. I don’t think anybody… you know, isn’t aware of, you know, the Nvidias of the world, and the Samsungs of the world, and TSMCs, and how much growth they’re generating, and how much impact they’re having on the economy, as well as the data center growth. And so when we think about these trends, and then also the power needed to power all of these facilities is driving that nuclear energy, demand. So, when you look at where we’re positioned. We’re now doing synthetic chemistry. We’re in chip materials. We’re now in advanced packaging. We have the best solutions for thermal management with our refrigerants and cooling business, next generation two phase direct to chip. Potentially even longer term immersion cooling. Data center cooling, and then now a really complete portfolio on the electronic side with thermal interface materials, which is one of the biggest drivers in, advanced electronics right now.

One of the largest challenges they have is getting that heat off the chip, and there’s no company in the world that has more solutions than we do that can help them do that. And that’s a pretty powerful place to be right now. And then we’re continuing to be absolutely committed to our nuclear conversion facility. We have an engineering firm doing exploratory work on what that expansion looks like, what are our optionalities for that. That will not slow down. We’re gonna continue to attack that head-on. So, when you look at the infrastructure that’s happening around the world to support this new, growth algorithm. We have now positioned ourselves as a leading company to solve these challenges. And that is a really exciting place for us to be. So that was a precipice for us to make this transaction.

But I think it would be, I’d be remiss if I didn’t talk about what happened in the share price yesterday, and the stock reaction. And so, I’ve got Mike Leadhead in here to help talk about that. And I would just say, we fully expected pressure on our share price.

Because of the transaction, which is very typical when the acquirer makes this large transaction, but Mike. We’ve been on the phone with analysts and investors, non-stop. I think it’d be good for the company to hear, what that feedback is, maybe some of the reaction to the share price, and how we’re looking at it going forward.

Mike Leithead:

Yeah, great. Thanks, David. I appreciate that. And as David mentioned. The first thing I would say is this is very typical in a transaction of this size and transformational to see a knee jerk reaction like we saw yesterday, particularly, first day back from a holiday. So we fully expected it. And I think you can look across the market and say, there’s a number of other transactions that this is just very typical, for day one.

I think, as David mentioned, we’ve talked to a number of analysts, a number of shareholders, probably more than I can count over the past 24 hours.

The first thing I would say is I haven’t heard a single person really push back on the strategic rationale of the deal. People understand these generational trends that David alluded to, as well as the strategic rationale and really the growth opportunity of combining what we have as an existing company and how well it complements what Element Solutions brings to the table as well. So I think almost all investors and shareholders that we’ve spoken to are really excited about the opportunity and fully see the vision as you move out 2 to 3 years. I think naturally, as we mentioned, people are a bit surprised.

We are fairly nascent as a public company, so we’ve gotten questions around why now, just can you walk through the journey we’re on as a public company and going forward from here, I think people want to better understand how all of this ties together in the Solstice portfolio.

But I’d echo David. I think at a high level, people really see the strategic rationale. And I think the primary focus is on when we’re going to start realizing that. And again, at least from my personal view, I think yesterday was it, a bit further than we would have expected and still feel very optimistic about the short, medium, and long-term opportunity for Solstice going forward.

David Sewell:

Right. Thanks, Mike. I appreciate it.

If you go to the next slide, I thought I would just share, and I have Simon and Eric in here, to talk about what this means for our electronics business, and kind of answers the question, why now? With the beginning stages of this growth platform, and what this means for what we can bring to customers.

Simon Mawson:

Yeah, thank you, David. So here on this slide, we show sort of the cycle, if you will, the value chain for the electronics industry. And it starts with chip fabrication.

As you all know, we have a very strong position in that business today with our Spokane business, with our sputtering targets business. They also bring in a very complementary technology that complements what we do. So it gives us a very strong position on the front end with the front end semi customers like the TSMCs and Samsung’s of the world, so we’re excited that we’re gonna get a stronger presence there. I think more importantly, though, what they really bring to us is a stronger, backend and assembly position. This is really where their leading position is in the marketplace.

So they have a number of solutions for advanced packaging. So this is how you stack the chips together in packaging formats. And this is really an emerging market today. Just starting to hit the market, these new chip designs, and we expect to see really, exponential type growth in this industry for the next 10 or 15 years. They’re really well positioned with a number of interesting solutions in this area. And the customers that do that are also the same customers that we work with today. It’s the TSMCs, the Intels, and the Samsungs of the world. So it also gives us a stronger position with several of our key customers in this other really important emerging technology.

PCB Building, they’re a leader in PCB board manufacturing with a lot of their solder materials. There’s a lot of changes happening with PCB boards today as well. As you go to high-performance compute, the board requirements are getting, more… more, higher, so you need higher performance, more layers in order to manage the amount of load that’s going through the board. And they’re at the forefront of next generation PCB board design as well.

The Kuprion technology that David referred to, a lot of it is going into PCB applications, and the Kuprion technology is enabling new PCB designs. So the Intel of the world are taking this new material, they’re coming up with new board designs and specifying that in at their customers. So there’s some very exciting new innovations and things happening in the PCB space. And then when you get into final assembly, again, they’re very strong here. I don’t know with die-attached materials for putting the semiconductor chip onto the board, a number of different applications. We have our thermal interface materials business. They also have other TIMS that we don’t have, so there’s a nice synergistic portfolio there that gives us a bigger offering to our customers. So what’s great about this is that from front-end semi, to packaging, to assembly, PCB boarding, building, PCB board building, we have solutions across the entire value chain, and essentially are now a solution provider across the entire electronics ecosystem.

Just to put this in perspective, this makes us one of the major players, US-based electronic materials players, up there with the Integrases of the world, the Communities of the world in terms of our size, scale, scope, capability. It really is a transformational acquisition that puts us in the top tier of companies in this space. So it’s just fantastic.

If you go to the next slide… here we just show sort of some of the what happens when you put Solstice and Element Solutions together from a product perspective.

You know, we’ve historically had a very strong capability in synthesis and fine chemicals chemistry. Think about the molecule design that we do on our electronic polymers business. Some of the molecule design work we’re doing, some of our discovery labs, we’re very strong in that space.

Element’s got a really strong formulation expertise, so you put those two together, and now we have the ability to come up with new, I would say, molecular designs, new platform technologies, and then the formulation expertise to pull that through into the marketplace, so it’s a very strong combination.

Both companies have very deep connections into innovation. I mean, the Element business is actually the… it’s the McDermott, Enthone, Alpha business. This goes back a really long time in the electronics industry. It’s a company that has a very long history of innovation and is known as an innovation leader. We have the same position as well in the industry. So collectively, this is a company that has a track record of very strong innovation and bringing new platform technologies to the marketplace.

And then when you put the two companies together again, they have tremendous on-site technical expertise, big organization that’s distributed by the customer, close to the customer. It’s also similar to how we have some of our business, if you think about our sputtering targets business, we have our tech service engineers working in the fabs with our customers, so that is a similar type of model that they have with their portfolios and their solutions. So again, very nice synergies and complementary, again, across the entire value chain of the electronics industry. So. We’re gonna be a stronger, more differentiated partner, it’s gonna bring some really end-to-end solutions together. It’s gonna become a much more important, We’re gonna be a much more important supplier to our key customers. And it’s a super exciting place to be. So maybe with that, I can say, turn it over to Eric to just say a few words about his view for the electronics business.

Eric Saunders

Yeah, I mean, thanks, Simon. Aside from everything David and Simon said, that’s what I’m excited about. I think what’s an important message as well is the timing couldn’t be better. You know, the better part of the last 12 months, the electronic materials team has been reorganizing how we are structured so we are better aligned with this ecosystem that Simon just showed, and we built the LDS, so lithography and deposition solutions business, and the thermal and assembly solutions business to align with, with that end-to-end process.

And so, nothing changes with that. What I see is this complements perfectly that new strategy we have built, and it just allows us to be better in the LDS side, we had a very focused position with targets. Now we can leverage these incredible relationships we have with the lead players like TSMC and Samsung and Hynix to now broaden our position within those huge customers.

And then on the TAS side, it’s really a strategy around innovation and portfolio broadening, and that was going to be a heavy lift. And now, with the expertise that is on this slide from the Element Solutions team. Coupled with our expertise in formulation and application, now we can accelerate that innovation and portfolio expansion to really drive the TAS business, which is a huge margin provider to the business as well. So overall, really excited that it just, it really fits into exactly where we are heading and it allows us to speed up to get there.

David Sewell:

Great. Thanks, Eric. If you move to the next slide.

I thought this was an important slide just to talk about, you know, the three stakeholders we have as a company. Obviously, we’re a customer-led company. And just as Eric and Simon said, this just strengthens and expands our customer relationships. The solutions now that we can provide on some of their more complex challenges are going to be extensive. And really puts us in a pole position type place to build on those relationships and capture the growth that’s happening. It’s also expanding what we can provide them. We did not have a full complementary of products, especially on the back end, in advanced packaging, which is the fastest growing aspect of, advanced computing, and as Simon mentioned, is in the very, very early innings, which also made this, an attractive entry point for us, because now we’re going to be at the beginning, get our specifications there get the synthetic chemistry right that ties into it. So, really exciting approach to there. And the last piece is, because of the complementary nature, it doesn’t mean we have to take product A and product B for that application, it means we take both of our products, and can we integrate a solution that nobody else can do? Because people are, different companies have different product portfolios, but nobody has as complete a portfolio as we do with the front end and the back end, and now we can integrate those solutions in our approach.

And then the secret sauce to our company is our employees. You know, our employees are our most important asset. And what this means for our employee base is, you know, an acceleration. And a lot of areas. It’s going to accelerate our innovation capabilities. It’s going to accelerate career pathing and career opportunities for our employees as a larger company overall. And it’s also going to be providing more opportunities for us to invest. In our employees and in the future of the company. We’ll be a larger company, generating more cash flow as a company. It’s an asset light organization, which means that gives us, capital to invest in other areas where we might need a little more capital, where we might need more on the refrigerants side of the business. So we might need more on the nuclear side of the business, and this transaction, longer term, will strengthen our financial profile to allow us to do exactly that.

And then for our shareholders, look, we think, you know, this is just going to drive performance. Our revenue growth is going to be higher than as a standalone company. Our profitability is going to be bigger as a standalone company, and our margin profile is going to be more expanded as, than a standalone company. So, everything, that we have as a company is going to be moved up into the area of we’re gonna be faster growing, we’re gonna be more profitable, we’re gonna generate more cash. We are in really exciting markets, and this just positions us for the long-term success of the company and long-term success for all of our stakeholders.

So, if you look at the next page. I just wanted to walk through a very high-level what the calendar looks like. So, obviously, we just announced the deal. We will, in short order, announce an integration leader, and we’ll start building work streams across the organization. And there’ll be representatives from both Solstice and Element in each work stream, and we’ll continue, and we’ll start diving right in on all of the integration work that needs to be done with organizational structure, synergies, all of that work. We’ll start in the very near future.

We’ll be doing a lot of filings over the next several months, and the shareholders for both companies will need to approve this transaction. That will happen in late Q3 or early Q4 for the shareholder vote.

At the same time, you know, with all of the countries that we are in around the world. We will need regulatory approval from all of those countries. We think this is a very complimentary transaction with minimal overlap, so we do anticipate regulatory approval ease, but, you know, we have to go through that process with the expected close in the first half of 2027. So until that time, we will run as two separate companies. We will do as much integration work as we can as two separate companies, knowing we still need to run our own businesses, and there will be some firewalls on certain aspects of the businesses. But come 2027, we want to be in a position where we’re ready to go.

Looking at the last page before any Q&A, this is truly a milestone event for Solstice. We spun in October 30. We had a vision to double the size of our company by 2030. And so, the message on that is: We’re not pivoting our strategy, we’re accelerating our strategy. Our strategy was to grow in these core areas that we identified. We saw an opportunity in the early innings of a generational growth market where we could become the leader, and we just felt it was too good to pass up. So, while it was earlier than anticipated, it was the right time. The right place, the right company that’s going to provide the right solutions. And when you fast forward the clock two to three years from now and look back at what we just did, and then you see how successful this company is going to be on all of the metrics we wanna do, all the growth and electronics that Simon and Eric mentioned. And then the alignment to the strategy we laid out. This is just going to be a wonderful opportunity.

We talked about what a unique integrated electronics platform we have. This really puts us in our segments now as market leaders around the world in our largest businesses, which was really important for us. And…this growth, it’s not a cyclical one-year growth algorithm. If you look at all of the chip fabrication that’s happening, the data centers that are being built. As evidenced by, we are doubling the size of our Spokane plant, and we’re already looking at another expansion beyond that, this growth is very real, it’s very long-term, very attractive margins, and we have a very unique and differentiated product portfolio now. So with that, we hope you’re as excited as we are.

Everyone, can help by keeping focused on the business, continuing to deliver the great results that you’ve done since day one. We definitely have the right team in place to execute on this transaction to become a bigger and better company that benefits all three of our stakeholders, our customers, our employees, and our shareholders.

So with that, I want to thank you for all your support, your leadership through this process, and everything you’re contributing.

And Mike, I’m happy to answer any questions if there’s a Q&A aspect that we need to do. Yeah. Or Jason. Yeah. Thank you.

Jason Clifford:

So we’ll start kind of Q&A. So a couple different ways. So we’re going to open the line for you to be able to raise your hand. As well as using the Q&A function, on Zoom to be able to enter in your question. So we’ve already got a couple that have come in, David, so one is… you mentioned around culture, so one of the questions is maybe could you talk a little bit about what you’ve seen so far in similarities, differences between the cultures of the two companies?

David Sewell:

Great. Great question. Culture is going to be so important. We have a culture that we’ve established. As a stand-alone company, we really went through, I think, a really diligent process on a bottoms-up, what kind of company do we want to be, what is the culture that we want to have.

I’ll make some observations, and Wylie really had a significant amount of interaction with some of their core team, and I’ll actually ask Wylie for some commentary, too.

Let me start with what I think is a really important commonality, and that one is an unrelenting focus on the customer. This is a customer-focused organization. They are…it all starts with the customer, that’s why they’re so localized in their technical service, they’re localized in their formulation. And as we all know, we are gonna be… we are a customer, focused organization as well, so that mindset is going to be extremely important.

They’re also very decentralized. They have a very small kind of headquarters-type function. They really push out everything into the businesses and into the field. I think there’s some great positives to that. We’re certainly going to continue to look at that as we look at our organization, and I think we’ve seen some of that as we started out as well.

So, Wylie, why don’t I turn it over to you, and maybe you talk about, Wylie, who led the M&A, on this transaction, and had a very intimate knowledge with several of their key leaders. Maybe you can make some observations, Wylie.

Wylie Clark:

Sure, so, one of the things that struck me as we engage with them in the process is they’re focused on innovation, and their core capability is around formulation. Formulation through, many of their core processes, like, electroplating, electrochemical deposition, and broader, plating technologies. And that, that plating technology process requires incremental innovation, constantly incrementally innovating to support what the customer wants. And that’ll… that… requires them, right? To be very close to the customer and innovating alongside them. So when the customer changes what they want just a little bit. Element then has to go change their formulation to support them. So through that sort of flywheel of innovation, the entire company is infused with this concept of we need to be constantly sort of talking to the customer, interacting with the customer, and innovating alongside the customer to support where they want to go. And that just fits hand-in-glove with what we want to be doing at our company. So I was tremendously excited with what they were doing there, and how that would fit with the culture of innovation around our company.

But there’s also opportunities that we saw as well. Excuse me, David mentioned Kuprion as one of the newer technologies that they’re developing. They’re not at their core synthetic chemistry shop. They’re not at their core. Transformational…technology company. And they’ve made these statements themselves publicly. And we looked at that technology and said, we can make that better. We can help them innovate that company. We can help them bring these new technologies to market. So not only do we see areas where we’re super complementary, we saw areas where both companies can make the combined company better as we, as we come together.

David Sewell:

Great, thanks, Mike.

Jason Clifford:

So, another question or two, David, around…you know, we talked about this being an acquisition, so the question came in is around, is this more of a merger that, you know, we paid what was announced, you know, $10 per share. And for the Sol… the Element shareholders, they get, one share of Solstice for every two shares of Element. So, maybe talk just a little bit about that, the transaction itself.

David Sewell:

So, there was… it was interesting. So, a story leaked before we actually announced the transaction. The story that leaked said this is a merger of equals. This is not a merger of equals. This is an acquisition. So we are the acquiring company. We will own 56% of the combined company. We gave them, 44% of the stock when you look at the new stock layout of the company moving forward. So this is an acquisition that we will run and manage throughout. We will add three board members from Element Solutions, but we will have the majority share of board members, and we’ll continue to manage the company. So, I know there was some confusion with some of the newsprint that came out, but this was an acquisition by us using stock and cash.

Jason Clifford:

So, on the line, Ken Doe, I think you have your, hand raised. I don’t know, Ken, if you can, want to ask your question?

Solstice Leadership: No? Okay.

Solstice Leadership: Well, Ken.

So maybe just give a little around cost synergy you know, what type of cost synergies are we expecting from the deal? Do you see that as… is it going to be focused completely on Element Solutions, you know, or some combination of sorts, as we look at that between our two companies.

David Sewell:

Yeah, and I’ll certainly turn it over to Tina as well. So, we announced 180 plus of cost synergies, through a few different buckets, and we think there’s upside with some of the revenue synergies that Simon talked about. But I’ll let Tina kind of walk through how the cost synergies kind of came about.

Tina Pierce:

Yeah, thanks, David. Well, what I would add here is that, as most everyone’s aware, we’ve been under TSA, the Transition Service Agreement, from Honeywell for the last 8 months. We’re just about to wrap that up. I’d say the most challenging part, you know, we completed in second quarter, and that was related to all the IT work. So most of that heavy lift is behind us. As we start to look forward, you know, we were starting to think about how do we transform how we operate? Because the guiding principle of the spin was transact, then transform. So we are now to the transformational. And what this is really going to afford us is a company of greater scale to do that even in a bigger way. So that’s one element.

The second piece of this is really on the procurement, the freight and distribution, indirect spend. As we went through the diligence process, because they do operate on a very decentralized basis, think about every plant making the purchasing decisions and not having visibility into what that spend is by category. So, being able to consolidate that spend and negotiate the best prices possible, we see that as another, another significant opportunity. And what I would say is, in terms of our overall financial case, we built very little in way of revenue synergies in. That is all the upside case. You know, and that’s pretty important to our external stakeholders, because there’s been somewhat of mixed results on the revenue synergy side.

And I would say similar to how we operate as a company, there’ll be new learnings. I think we went through a very rigorous process with Wylie team, several of the functional leaders, but no doubt there’ll be breakage here and there. But as we have that breakage, we have another pipeline of ideas already gathered up that we’re starting to vet and those will replace anything that falls out, and then…as we go through this integration process, we’ll continue to ideate and continue to build that pipeline to ensure that we deliver well in excess of the 180.

Simon Mawson:

Yeah, I would also add as well, I think there’s also a tremendous opportunity we identified for us to insource raw material production. They actually use a lot of inorganic salts. So think tin sulfates, tin derivatives, tin chloride, materials like that, which Seelze is very well equipped to manufacture. So we also see a lot of opportunities for us to in-source raw material, raw materials that they’ve been buying from the outside, which will be very positive for us as well as part of that knowledge.

Jason Clifford:

Okay, great. So, another question, David. So, is Element Solutions the first step in a broader acquisition strategy, or is the focus now on integrating what we bought?

David Sewell:

The focus, 100%, is integrating what we bought. You know, obviously, once the debt’s paid down and things settled. We’re really excited about, you know, also, our organic growth opportunities. Jeff has several, you know, really exciting programs that we absolutely want to continue to invest in, so… really, 100% of our focus is going to be on integrating the businesses, getting our debt paid down, and then, you know, running the portfolio with the vision that we have, and continuing on our organic growth opportunities at the same time.

Jason Clifford:

So a question around this is, so with the acquisition, you know, will we be evaluating kind of the respective capabilities, processes across both and try to identify best practices?

David Sewell:

Yeah, I think we… I think that’s an important step of this. This will be part of the integration, and the way we looked at it with the Honeywell spin is, let’s take the best of both. And if somebody has a better idea or a better way to do it that’s more efficient, that’s more employee-friendly, or more customer-friendly, we certainly want to look at that as a potential way for us to run the organization, and vice versa, if we think there’s some things that, make sense that… to change on… on their side, we’ll… we’ll certainly look at that as well. So, we’re gonna take a best-of-both approach and make sure throughout that has zero impact on the customer.

Jason Clifford:

I’m gonna try to squeeze in a couple other ones here, too. What does this acquisition mean for some of the other growth pillars that we’ve been talking about in terms of health outcomes, safety, defense, we kind of laid out early in the year? Yeah. Are those still going to be priorities for us as we go forward?

David Sewell:

Yeah, no, so look, we absolutely need to run the business, that’s core to how we’ve talked about. So our thermal management, our health outcomes, our nuclear businesses, all energy, our safety and defense, look, we’re spending a significant amount of capital to expand our Colonial Heights facility. We’re really excited with the expansion opportunities in medical devices in, in healthcare. So, you know, those are really important aspects that we gotta continue to grow. Our portfolio’s gonna evolve because of this transaction, but we’ve gotta run business as usual and keep running down the fairway.

Jason Clifford:

Okay, so I know we’re at time, and a couple of key questions coming in, but maybe one that’s really a short one is, is the name gonna change?

David Sewell:

That’s a good one. No, the name is gonna continue to be Solstice Advanced Materials. We’re gonna be doing a lot of work on the integration to make sure, you know, we get the culture right for this new organization.

This is an amazing, amazing team. The future, because of this transaction, this really positions us for the long term as a leader in the core pillars of which we’ve identified, as, as strategic importance to the company. So, we couldn’t be more excited. There’ll be some short-term noise in the markets, as there always is, but as we continue to deliver, this is gonna be a well-received, well-executed, highly desirable company, so…with that, I want to thank everybody for joining us. Exciting times for the company. And if you have additional questions, feel free to even email Jason or myself, and we’re happy to answer them. Thanks and good selling.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between Solstice and Element Solutions, that involve substantial risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections regarding, among other things, the anticipated benefits and timing of the proposed transaction, synergies, expected future financial position, total addressable market, position in specialty chemicals and advanced materials verticals and the industry, business and financial results of each company and the combined company, including the combined company’s expected Adjusted EBITDA and Adjusted EBITDA margin, expected synergies, net debt and net leverage, anticipated de-leveraging, expected accretion to Adjusted EPS and expected growth, margins and free cash flow. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “positioned,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “could,” “believes,” “may,” “will,” “would,” “should,” “goals,” “pro forma” and words and terms of similar substance in connection with discussions of the proposed transaction and the future operating or financial performance of the combined company. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Solstice’s, Element Solutions’ or the combined company’s actual results may vary materially from those expressed or implied in the forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by Solstice or on its behalf. Although Solstice and Element Solutions believe that the forward-looking statements contained in this communication are based on reasonable assumptions, you should be aware that a variety of factors, many of which are difficult to predict and outside of Solstice’s or Element Solutions’ control, could affect Solstice’s, Element Solutions’ or the combined company’s actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder, regulatory and other approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, future prospects, business and management strategies, expansion and growth of Solstice’s and Element Solutions’ businesses and other conditions to the completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of delay in completing the proposed transaction, Solstice’s ability to integrate Element Solutions’ operations and product lines or due to unexpected costs, liabilities or delays; the ability of the parties to obtain or consummate financing related to the proposed transaction upon acceptable terms or at all; the dilution caused by Solstice’s issuance of additional shares of its common stock in connection with the consummation of the proposed transaction; the risk of a downgrade of the credit rating of Solstice’s indebtedness; a material adverse change in the financial condition of Solstice, Element Solutions or the combined company; potential litigation relating to the proposed transaction that could be instituted against Solstice, Element Solutions or their respective directors; Solstice’s and Element Solutions’ ability to implement their business strategies; the risk that disruptions from the proposed transaction will harm Solstice’s or Element Solutions’ respective businesses, including current plans and operations; the ability of Solstice or Element Solutions to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainty as to the long-term value of Solstice’s common stock; risks associated with third party contracts containing consent and/or other provisions triggered by the proposed transaction; legislative, regulatory, political and economic developments affecting Solstice’s, Element Solutions’ or the combined company’s respective businesses; the evolving legal, regulatory and tax regimes under which Solstice and Element Solutions operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Solstice’s and/or Element Solutions’ financial performance; restrictions during the pendency of the proposed transaction that may impact Solstice’s or Element Solutions’ ability to pursue certain business opportunities or strategic transactions; an overall decline in the health of the economy and the industries in which Solstice and Element Solutions operate, including as a result of inflation, tariffs and other trade barriers and restrictions, market volatility, geopolitical instability and social unrest, the possibility of an economic downturn or recession or other macroeconomic factors; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Solstice’s and Element Solutions’ response to any of the aforementioned factors; failure to receive the approval of the stockholders of Solstice and/or Element Solutions; and the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Solstice and Element Solutions described in the “Risk Factors” section of their respective Annual Reports on Form 10-K for the year ended December 31, 2025, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those implied by forward-looking statements in this communication. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Solstice and Element Solutions assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by securities or other applicable law. Neither Solstice nor Element Solutions gives any assurance that either Solstice or Element Solutions will achieve its expectations.

Important Information and Where to Find It

In connection with the proposed transaction, Solstice intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Solstice’s common stock to be issued in the proposed transaction and a joint proxy statement for Solstice’s and Element Solutions’ respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Solstice and Element Solutions after it is declared effective. Each of Solstice and Element Solutions may also file with or furnish to the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Solstice or Element Solutions may mail to their respective stockholders in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS OF SOLSTICE AND ELEMENT SOLUTIONS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SOLSTICE, ELEMENT SOLUTIONS, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Solstice or Element Solutions through the website maintained by the SEC at http://www.sec.gov or from Solstice at its website, https://www.solstice.com, or from Element Solutions at its website, https://www.elementsolutionsinc.com (information included on or accessible through the SEC website or either of Solstice’s or Element Solutions’ website is not incorporated by reference into this communication).

Participants in Solicitation

Solstice and Element Solutions and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Solstice and Element Solutions in connection with the proposed transaction.

Information about the interests of the directors and executive officers of Solstice and Element Solutions and other persons who may be deemed to be participants in the solicitation of stockholders of Solstice and Element Solutions in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Solstice’s directors and executive officers and their ownership of Solstice’s common stock is set forth in Solstice’s proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 2, 2026 under the headings “Director Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Stock Ownership Information.” To the extent that holdings of Solstice’s securities have changed since the amounts printed in Solstice’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Element Solutions’ directors and executive officers and their ownership of Element Solutions’ common stock is set forth in Element Solutions’ proxy statement for its 2026 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 23, 2026 under the headings “Director Compensation,” “Executive Compensation” and “Security Ownership.” To the extent that holdings of Element Solutions’ securities have changed since the amounts printed in Element Solutions’ proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

The information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and/or offered pursuant to an exemption from the registration requirements of the Securities Act, and otherwise in accordance with applicable law.

Important Note about Combined and Non-GAAP Financial Information

The financial information for the combined businesses of Solstice and Element Solutions is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. This information is provided for illustrative purposes only and should not be considered in isolation from, or as a substitute for, the historical financial statements of Solstice and Element Solutions. These measures are provided for illustrative purposes and are based on an arithmetic sum of the relevant historical financial measures of Solstice and Element Solutions. Combined Adjusted EBITDA is the arithmetic sum of Solstice’s Adjusted Standalone EBITDA and Element Solutions’ Pro Forma Adjusted EBITDA, inclusive of expected net synergies. Combined Adjusted EBITDA Margin is inclusive of expected net synergies. These measures do not reflect what the combined company’s financial condition or results of operations would have been had the proposed transaction occurred on or prior to the dates indicated. Such illustrative information may differ materially from pro forma information included in SEC filings. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of Solstice’s and Element Solutions’ respective filings with the SEC.

This communication also includes certain financial measures not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), such as adjusted standalone EBITDA, pro forma adjusted EBITDA, combined adjusted EBITDA, combined adjusted EBITDA margin, combined sales, synergies, integration benefits, free cash flow, net debt and net leverage. Non-GAAP financial measures have limitations as an analytical tool and are not meant to be considered in isolation from, or as a substitute for, the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. Solstice and Element Solutions caution you not to place undue reliance on these non-GAAP financial measures.

For a definition of Solstice’s adjusted standalone EBITDA and Element Solutions’ adjusted EBITDA and a reconciliation of adjusted standalone EBITDA and adjusted EBITDA to the most comparable GAAP financial measure for 2025, please see Solstice’s Current Report on Form 8-K furnished with the SEC on February 11, 2026 and Element Solutions’ Current Report on Form 8-K furnished with the SEC on February 17, 2026 and Element Solutions’ 2026 Investor Day presentation at its website at https://www.elementsolutions.com (information included on or accessible through Element Solutions’ website is not incorporated by reference into this communication). Element Solutions’ pro forma Adjusted EBITDA for fiscal year 2025 is from Element Solutions’ 2026 Investor Day presentation and is Element Solutions’ Adjusted EBITDA inclusive of a pro forma adjustment of $61 million from the impact of the acquisitions of Micromax and EFC Gases. Combined Adjusted EBITDA and Combined Adjusted EBITDA margin includes expected synergies, net of the costs to achieve.